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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-165812, 333-168847 and 333-211726 on Form S-8, Registration Statement No. 333-205869 on Form F-10/A and Registration Statement No. 333-207523 on Form F-4/A of our report dated March 9, 2015 (October 15, 2015 as to Note 22), relating to the 2014 consolidated financial statements (before retrospective adjustments to the consolidated financial statements and financial statement disclosures) of Westport Fuel Systems Inc. (formerly Westport Innovations Inc). and subsidiaries (not presented herein), appearing in this Annual Report on Form 40-F of Westport Fuel Systems Inc. for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 31, 2017